Contact

www.linkedin.com/in/brooke-flynn-orloff-53303a266 (LinkedIn)

Top Skills

Lactation
Entrepreneurship
Social Services

Brooke Flynn Orloff

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United States

Summary

Passionate about guiding the world into a more harmonious state.

Experience

Mone Wellness App
Chief Executive Officer & Co-Founder
January 2025 - Present (1 year 9 months)

Mom. Doula. Lactation Counselor. Entrepreneur.

PACHA
Co-Founder and Director
2018 - Present (8 years)

Trilogy Sanctuary
Director
2019 - 2024 (5 years)

Education

Myotherapy College of Utah
Massage Therapy/Therapeutic Massage · (2016)

UC San Diego Extended Studies
Lactation Counselor · (2025)

San Diego Sustainable Living Institute
Permaculture Design

The Matrona
Prenatal & Postpartum Doula

Westminster College
Bachelor's degree, Sociology & Psychology